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                          August 31, 2021

       Tanya Brady
       Senior Vice President and General Counsel
       Phillips Edison & Company, Inc.
       11501 Northlake Drive
       Cincinnati, Ohio 45249

                                                        Re: Phillips Edison &
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2021
                                                            File No. 333-259059

       Dear Ms. Brady:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Julian T.H. Kleindorfer